EXHIBIT 99.1

FOR IMMEDIATE RELEASE
May 9, 2001
CONTACTS:
Hanmi Financial Corporation
Chung Hoon Youk, President and Chief Executive Officer
(213) 382-2200
California Center Bank
Seon Hong Kim, President and Chief Executive Officer
(213) 386-2222
 HANMI FINANCIAL CORPORATION
ENTERS INTO LETTER OF INTENT TO ACQUIRE CALIFORNIA CENTER BANK

    Los Angeles, CA—Hanmi Financial Corporation (Nasdaq: HAFC) and California Center Bank (OTC: CLFC), both of Los Angeles, CA, have executed a letter of intent in which California Center Bank ("CCB") will be acquired by Hanmi Financial Corporation ("HFC"). HFC is the parent of Hanmi Bank.

    The letter provides that the common shareholders, including option holders, of CCB will receive an aggregate cash consideration equal to 2.3 times the shareholders' equity of CCB at the end of the month prior to closing, excluding any funds from the exercise of stock options between April 1, 2001 and closing. Based upon the shareholders' equity of CCB at March 31, 2001, each shareholder would be entitled to approximately $17.00 per share. The final consideration is subject to possible adjustment after due diligence by HFC. In addition, the transaction is subject to certain contingencies including the execution of a final definitive merger agreement, HFC obtaining necessary financing after a definitive agreement is executed, approval or non-objection by the applicable federal regulatory agencies, approval by the shareholders of CCB and HFC (if necessary), and completion of an acceptable due diligence examination of CCB by HFC. The merger, which would be accounted for as a purchase, is expected to close in the fourth quarter of 2001. HFC intends to finance the transaction through a combination of common and trust preferred shares. At closing, CCB will be merged with and into Hanmi Bank and will operate under the name "Hanmi Bank." Based on CCB's shareholders' equity at March 31, 2001, the merger is valued at approximately $103 million.

    "We're very excited to welcome California Center Bank to the Hanmi family," Chung Hoon Youk, President & Chief Executive Officer of HFC, said. "Together, our organizations will be in a position to offer our customers a wider range of products and services as well as an expanded legal lending limit, while continuing both companies' commitment to their communities. This acquisition fits into our expansion plans and our desire to grow our franchise in markets where we can add value for our shareholders, customers and the community." "California Center Bank customers can look forward to the same outstanding and friendly service that we have always provided from our existing personnel, while we expand the products we offer by joining with HFC," Seon Hong Kim, President and Chief Executive Officer of CCB, said. "We are extremely pleased with this transaction. Our similar operating philosophies and dedication to providing the highest quality of customer service make us a good match."

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    HFC was formed in May 2000 as the holding company for Hanmi Bank. Hanmi Bank has been conducting business since 1982 and is a community bank operating through eleven full-service branch offices located in Los Angeles, Orange and San Diego Counties. CCB began business in 1986 and serves Los Angeles and Orange Counties through six branch offices.

    In addition, between the date of the letter of intent and the signing of a definitive merger agreement or the termination of the letter of intent, if either party receives an unsolicited offer or acquisition proposal, the parties have agreed that the party not receiving the unsolicited offer or acquisition proposal would, under certain circumstances, be entitled to a break-up fee equal to $10,000,000.

    Based on March 31, 2001 numbers, CCB will add approximately $480 million in assets and approximately $421 million in deposits to HFC's $1.07 billion in assets and $959 million in deposits as of March 31, 2001.

    This press release includes forward-looking statements that are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission or Federal Reserve Board filings of HFC or CCB, as the case may be. Readers are cautioned not to put undue reliance on any forward-looking statements contained herein, which speak only as of the date hereof. The companies undertake no obligation to release publicly any revisions to forward-looking statements that may be made to reflect events after the date hereof or to reflect the occurrence of unanticipated events. In addition, the forward-looking statements contained herein are subject to risks and uncertainties, including the successful negotiation of a definitive merger agreement and to completion of certain contingencies mentioned herein.

    This announcement is neither an offer to sell nor a solicitation for an offer to buy securities. The offering with respect to the proposed merger will be made only by the proxy that will be distributed to shareholders in connection with the consideration of the transaction.

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